UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

                      For Period Ended: September 30, 2000


              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: N/A

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I-Registrant Information

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         Full Name of Registrant:
                            Harvard Industries, Inc.

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           3 Werner Way

                  City, State and Zip Code

                            Lebanon, New Jersey 08833

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Part II-Rules 12b-25 (b) and (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X}      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Following its emergence from Chapter 11 in 1998 Harvard Industries, Inc. ("Harvard") has continued its reorganization of business operations. On October 31, 2000 Harvard Industries, Inc. ("Harvard") announced it will close the Pottstown die casting facility in fiscal 2001. In the first fiscal quarter of 2001 Harvard's focus on reducing S,G &A expenses led to a reduction in its corporate salaried workforce. Implementation of these initiatives has placed increased demands on diminished management resources. Management's review of certain restructuring reserves has placed additional demands on management and accordingly preparation of the Form 10-K has taken longer than anticipated.

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Part IV-Other Information
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         (1) Name and telephone number of person to contact in regard to this notification

Theodore W. Vogtman            908              437-4109
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         (Name)                     (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Harvard expects to report a loss of $37.3 million for the 12 months ended September 30, 2000 compared to a loss of $90.5 million for the 10 months ended September 30, 1999.

                            Harvard Industries, Inc.
                            ------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2000             By: /s/ Kevin L. B. Price
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                                       Name:  Kevin L. B. Price
                                       Title: Vice President and
                                                Treasurer